Exhibit 21.1

Sin Lian Seng Construction

List of Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation

Infinity Saber Tiger Holdings Limited	British Virgin Islands

Sin Lian Seng Bolts & Nuts Pte Ltd	Singapore

Lumenx Energy Pte. Ltd.	Singapore